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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE

                                                        Contact:  Michele Vahsen
                                                                     quepasa.com
                                                         (602) 716-0100 ext. 259
                                                             mvahsen@quepasa.com



                        QUEPASA.COM TERMINATES CO-FOUNDER



August 2, 1999 -- PHOENIX, AZ -- Quepasa.com (Nasdaq: PASA), the Internet's premier community for U.S. Hispanics, announced today that it has terminated one of its co-founders and Chief Technology Officer, Jeffrey Peterson. The company has also filed a lawsuit against Peterson and one other employee.

"This is an unfortunate circumstance," said Gary L. Trujillo, Chairman and CEO. "We are doing everything possible to get it behind us and move forward and are pleased to announce that Bryan Ross, our former Chief Technology Officer and a person in whom we have great confidence, has been reappointed to this position. We are very confident that we have the very best management team in place to continue to position quepasa.com as the premier online community for U.S. Hispanics."

About quepasa.com

Quepasa.com provides the rapidly growing U.S. Hispanic market with information and interactive content available in both Spanish and English. The site was founded in 1998 and includes a search engine, free e-mail, free Web pages, Spanish-language news feeds, worldwide weather information, chat rooms, games, maps, and message boards. Over the past six months, quepasa.com has experienced a 133% compound monthly growth rate in page views. Quepasa.com has entered into strategic partnerships with leading providers of media, content and technology including: Miami Herald Online, Reuters NewMedia, Inc., Telemundo Network Group, Fox Sports World Espanol, WeatherLabs, Inc., Inktomi, GTE Internetworking and Exodus Communications.

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